Mail Stop 3-5

      June 15, 2005


Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:  	Eagle Bulk Shipping Inc.
Registration Statement on Form S-1
Amendment No. 3
Filed June 6, 2005
      File No. 333-123817

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations

Non-Cash Compensation Charges, page 33

1. Please explain in further detail how you calculated or determined the non-cash compensation charge of $12 million that will be recognized in connection with the consummation of the offering for certain profit interests in Eagle Ventures granted to the Company`s management. See also our related comment below regarding your accounting for compensation expense associated with these interests as disclosed in Note 6.

Lack of Historical Operating Data for Vessel Before their
Acquisition, page 34

2. We note your response to our prior comment 5. You state that generally, contract renewal rates are not negotiated as part of the initial charter contract and consequently, they are not taken into account in the valuation of related liabilities or assets. Based on your response it appear that you may have acquired time charters in connection with the acquisition of your vessels, which have contract renewal rates that were negotiated as part of the initial charter contract. If such renewal rates are negotiated as part of the initial charter contract, it is not apparent from your explanation why such future contract renewals should not be taken into account in the valuation of the liabilities or assets resulting from the out of money or in the money charters. Please tell us whether your contract renewal rates are negotiated as part of the initial charter contract and if so, why they are not considered as part of your valuation of the related liabilities or assets. Finally, revise your disclosure in note 2 (o) and on page 41 of MD&A to indicate that renewal periods for charters are not considered as part of your valuation of the assets or liabilities related to in the money or out of the money charters and indicate why renewal periods are properly excluded. Your current disclosure in note 2 (o) and MD&A conflicts with your response, as you state that "the Company also considers other facts, such as any renewal options for charter contracts acquired to identify all intangible assets associated with the acquisition of a vessel."

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. Revise to remove the restrictive legend that follows the report of the independent registered accounting firm prior to the planned effectiveness of the Company`s Form S-1 registration statement.

Consolidated Balance Sheet, page F-3

4. Revise the pro forma balance sheet presentation to eliminate the effect on the Company`s common shares and additional paid-in capital of the common shares whose issuance will be required to fund the payments to Kelso & Company, L.P. and certain non-management affiliates of Eagle Ventures LLC. The pro forma balance sheet presentation should reflect only the effect of the payments to be made to these parties and not the related offering proceeds that will be required to fund these payments. Note however that the effect of these share issuances should be reflected in the pro forma earnings per share computations in accordance with the guidance outlined in SAB Topic 1:B:3.

Note. 6.c Related Party Transactions, page F-11

5. We note the disclosures that have been added to Note 6 in response to our prior comment number 13 but are still unclear as to how the Company plans to calculate or determine compensation expense associated with profit interests held by certain members of management. Please tell us and clarify in Note 6 the number and other relevant terms of the profit interests held by members of the Company`s management (including how many awards are provided for service-based vesting versus performance-based vesting) and explain how these factors will be used or considered in relation to the fair value of shares of common stock held by Eagle Ventures LLC in determining compensation expense to be recognized. Also, revise the notes to the financial statements to disclose the specific terms or performance related conditions associated with the portion of the profit interests granted. The disclosure should include but not be limited to Kelso`s original indirect investment in the Company, the different achievement multiples and the vesting percentage associated to each achievement multiple.

Exhibit 5

6. Please file a legality opinion a dated as of the date of effectiveness or revise paragraph 6 accordingly.

******

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Jeff Jaramillo at (202) 533-3212, or Linda Cvrkel, at
(202) 533-3813.  Direct any other questions to Hanna Teshome at
(202)
533-3315, or in her absence to me at (202) 533-3750.

								Sincerely,



								Max A. Webb
								Assistant Director



cc:
via facsimile
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kessel LLP
(212) 480-8421


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Eagle Bulk Shipping Inc.
June 15, 2005
Page 1